HUNTINGTON INSURANCE

ATTN:	Vicky Dielman

37 W BROAD ST - 7TH FL

COLUMBUS, OH 43215

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No.:	10

Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 7, 2018

FEDERAL INSURANCE COMPANY

Endorsement No:	11

Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust

Foundry Partners Fundamental Small Cap Value Fund [Formerly Dreman Contrarian]

Golub Group Equity Fund

Granite Value Fund

Green Owl Intrinsic Value Fund

LS Opportunity Fund

SMI Dynamic Allocation Fund

SMI Conservative Allocation Fund

Sound Mind Investing Fund

BFS Equity Fund

Dana Large Cap Equity Fund

SMI Bond Fund

SMI 50/40/10 Fund

Dana Small Cap Equity Fund

Belmont Theta Income Fund [effective 4/16/2018]

Six Thirteen Core Equity Fund [effective 4/27/2018]

This Endorsement applies to loss discovered after 12:01 a.m. on April 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 7, 2018

CERTIFIED RESOLUTIONS

The undersigned hereby certifies that she is the duly elected Secretary of Valued Advisers Trust (the “Trust”) and that the Board of Trustees (including those who are not interested persons of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) adopted the following resolutions at a meeting of the Board held on March 13, 2018.

WHEREAS, the Trustees of the Trust, including the Independent Trustees, have previously reviewed and approved the amount, type, form, and coverage of a Fidelity Bond (the “Bond”) from the Chubb Group of Insurance Companies (“Chubb”);

WHEREAS, the Trustees of the Trust, including all of the Independent Trustees, have previously reviewed and approved the amount, type, form, and coverage of a Directors & Officers/Errors and Omissions policy from Chubb (the “Policy”); and

WHEREAS, the Trustees of the Trust, including all of the Independent Trustees, have previously reviewed and approved the amount, type, form, and coverage of an Excess Liability policy from XL Specialty Insurance Company (the “Excess Policy”);

IT IS THEREFORE RESOLVED, that the appropriate officer of the Trust is authorized to add the Funds to the list of series portfolios of the Trust with respect to the Bond, the Policy, and the Excess Policy; and

FURTHER RESOLVED, that the officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them may determine to be necessary, appropriate or advisable in connection with carrying out the foregoing resolutions and the purposes and intents thereof.

I have executed this certificate as of the 15th day of May 2018.

/s/ Carol J. Highsmith
Carol J. Highsmith
Secretary